Siliconware Precision Industries Co., Ltd.

No. 123, Sec. 3, Da Fong Road

Tantzu

Taichung, Taiwan, ROC

July 16, 2014

Mr. Martin James, Senior Assistant Chief Accountant

Ms. Kate Tillan, Assistant Chief Accountant

Mr. Gary Newberry, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Siliconware Precision Industries Co., Ltd. Form 20-F for the fiscal year ended December 31, 2013 Filed April 24, 2014 File No. 000-30702

Dear Mr. James, Ms. Tillan and Mr. Newberry:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 2, 2014 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”) of Siliconware Precision Industries Co., Ltd. (the “Company”).

For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

Form 20-F for the Fiscal year Ended December 31, 2013

Item 18. Financial Statements

Note 9. Inventories, page F-11

1.	With a view toward disclosure in future filings, please tell us how you account for materials received from your customers for processing. Include an explanation of the basis for your accounting policy. Explain whether you take title and assume risk of loss for the inventory.

The Company respectfully advises the Staff that in the service agreements with and/or purchase orders from customers, the Company and the customer both agree what materials are to be provided by the customer and what materials are to be provided by the Company. Materials provided by the customers are considered consigned materials. According to the service agreement and/or purchase order, title (ownership) of the consigned materials belongs to the customers. The Company does not take title to these consigned materials. The Company does not have any rights or obligations with respect to the consigned materials other than keeping them in good care while under the Company’s custody, and therefore the risk does not transfer to the Company. In addition, the customers are informed of the status and locations of integrated circuits being assembled and/or tested by the Company which provides further evidence that the customers are taking control or monitoring those consigned materials. As such, the Company does not book the consigned materials into its inventory account. In future filings, the Company will disclose in its accounting policies that it does not account for the consigned materials received from customers because consigned materials are not controlled by the Company and will not provide future economic benefits to the Company.

Note 22. Revenue Recognition, page F-17

2.	In future filings, to comply with IAS 18.35, please disclose the methods adopted to determine the stage of completion of transactions involving the rendering of services.

In future filings, the Company will disclose that revenue is recognized when each stage of service as agreed with the customer has been performed. Revenue recognized for each stage is commensurate with the proportion of the services provided.

3.	We note that the company provides assembly, testing, and turnkey services for integrated circuits. We note that your revenue recognition policy appears to follow IAS 18.20 for rendering of services and not IAS 18.14 for sale of goods and you use the percentage of completion method in recording revenue. We also note that the company has inventory that you sell to your customers as part of your services. Please respond to the following:

•	Please briefly summarize the significant terms of your revenue agreements with customers.

•	Please tell us in more detail how you determine the amount and timing of your revenue recognition.

•	Include a discussion of your analysis of IFRS in determining your revenue recognition accounting policy.

Significant terms of revenue agreements with customers

The Company is an independent service provider of semiconductor packaging and testing services. The Company derives its revenues from the provision of independent assembly, testing and turnkey services (a combination of assembly and testing services) and recognizes service revenues upon completion of services agreed to with the customer. The Company’s transaction terms are similar across different customers and the significant terms of its revenue agreements with customers include:

1.	Materials. Materials which are to be provided by customer (e.g. sorted semiconductor die in inked wafer form or inkless die with wafer map) and the Company (e.g. standard lead frames or substrates, gold wire, etc.), respectively, for services to be provided.

2.	Title and risk of damage. Customers retain exclusive ownership of all unassembled goods consigned to the Company and the finished products derived therefrom. The Company bears risk of damage to the unassembled goods during the period of consignment and the finished products until received and accepted by Customer.

3.	Pricing. Prior to commencement of agreed services, customers and the Company negotiate, in good faith, per-unit prices to be paid by customers to the Company as compensation for rendering those services.

4.	Invoicing. Invoicing is based on completion of each supplier billing milestone.

5.	Payment and collection. Payments are due within a stated number of days from the invoice date. Payments shall be in the agreed currency. Balances over a stated number of days may be subject to a finance charge of a stated percentage per month.

Determination of the amount and timing of revenue recognition

The Company provides different types of semiconductor packaging and testing services to its customers. All services, including the fees for each type of services, are pre-agreed with customers based on the purchase orders issued by the customers and accepted by the Company. Upon acceptance of customer orders, fees for different stages of services are entered into the Company’s enterprise resource planning (“ERP”) system separately. Upon the commencement of the Company’s assembly and/or testing services, the Company’s ERP system initiates the status tracking of each purchase order. Revenue is recognized at each stage where service agreed to with the customer is completed and based on the service fees previously agreed. Also, the lead time for the Company to complete the services requested by the customer is relatively short. Taking turnkey services (a combination of assembly and testing services) as example, the lead time to complete the turnkey services is generally less than two weeks.

Analysis of IFRS in determining revenue recognition accounting policy

The Company recognizes revenues based on the quoted prices when all of the revenue recognition criteria as set forth in IAS 18.20 are met. These criteria include the following:

1.	The amount of revenue can be measured reliably.

The Company’s price for services to be provided is separately quoted and pre-agreed to with the customers before the services are provided. The price is fixed or determinable, as evidenced by the existence of service agreements or binding written confirmation which are pre-agreed with the customers. Prices agreed with the customers are not subject to refund or adjustment.

2.	It is probable that the economic benefits associated with the transaction will flow to the entity.

Before providing any semiconductor assembly and testing services, the Company has pre-agreements with customers with respect to exact services to be provided and the fees for such services. The Company believes that economic benefits associated with the services provided by the Company will flow to the Company upon completion of the services to be provided. In addition, the Company believes that collection of the price of services rendered is considered reasonably assured, as the Company evaluates counterparties’ credit worthiness and credit limits prior to entering into the service agreements or binding written confirmation. At the end of each accounting period, the collectability of accounts receivables are also reviewed by appropriate personnel.

3.	The stage of completion of the transaction at the end of the reporting period can be measured reliably.

The Company recognizes revenue when each stage of service as agreed with the customer has been performed (i.e. upon fulfilment of the transaction terms as agreed with the customer in the service agreements or binding written confirmation).

Upon the commencement of the Company’s assembly and/or testing services, the Company’s ERP system initiates the status tracking of each purchase order. Revenue is recognized at each stage where service agreed to with the customer is completed and based on the service fees previously agreed. The service fee for each stage is commensurate with the proportion of the services provided.

In addition, the customers are informed of the status and locations of integrated circuits being assembled and/or tested by the Company which provides further evidence that services have been rendered by the Company when revenue is recognized.

4.	The costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

The Company has a well-built ERP system. The Company also maintains an effective internal control system. All the costs related to the revenues can be collected in time and systematically.

Note 30. Commitments and Contingencies, page F-43

4.	With respect to your loss of settlement of NT$896,250 thousand in fiscal 2013, please tell us why you classified the loss within non-operating expenses in your consolidated statement of comprehensive income on page F-4 and not within operating expenses. We note from your disclosures on page 11, 25, and F-4, that the settlement related to allegations that your packaging services infringed certain patents and that you breached certain license agreements. Please explain why you believe the expense is not related to operations and how you considered IAS 1 and BC56 therein.

With respect to the loss of settlement of NT$896,250 thousand in fiscal 2013, the Company refers to IAS 1 BC56 and does not consider this to be operating because the settlement was not related to the Company’s daily operating activities. The Company believes it could have sustained the lawsuit had it continued to incur significant time and expense in defense. The settlement was not an admission of infringement. Rather, it was made to avoid a long, drawn out litigation with significant attorney’s fees, expert fees and other litigation related expenses which the Company considered not operating related and therefore the Company classified the settlement loss as a non-operating item.

Further, please tell us how you considered IAS 10, including IAS10.9(a), in determining whether the provision should have been expensed in fiscal 2012 and not 2013.

On April 30, 2013, the Company entered into a Settlement Agreement with Tessera, Inc. (the “Tessera Settlement”) with respect to the on-going patent infringement litigation in the United States District Court, Northern District of California (the “Litigation”) involving technology used in the integrated circuit packaging industry. The settlement amount was US$30 million.

In determining the effect of the Tessera Settlement, the Company assessed whether the settlement event was (1) an adjusting event; or (2) a non-adjusting event under IAS 10.

The Company concluded that the Tessera Settlement is a non-adjusting event as the event arose after the balance sheet date and there was a high degree of uncertainty as to whether the litigation will continue or be settled as of April 25, 2013, the date the Company filed its annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”) with the Commission.

The Company has also considered IAS 10.9(a), which states:

“The settlement after the reporting period of a court case that confirms that the entity had a present obligation at the end of the reporting period. The entity adjusts any previously recognized provision related to this court case in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets or recognizes a new provision. The entity does not merely disclose a contingent liability because the settlement provides additional evidence that would be considered in accordance with paragraph 16 of IAS 37.”

The Company did not regard IAS 10.9(a) to be applicable because on April 25, 2013, the date the Company filed the 2012 Form 20-F with the Commission, both parties were still negotiating the settlement. Also, throughout the negotiation phase, the Company continued to have its outside legal counsel prepare legal documents in order to continue with the litigation. There was a high degree of uncertainty as to whether the litigation will be successfully settled, and the Company concluded that it was not probable that a liability had been incurred as of the date the Company filed the 2012 Form 20-F with the Commission.

Following the above, no provision was recognized in the 2012 financial statements in accordance with IAS 37 since the amount of loss/obligation could not be reliably estimated because:

(1)	Tessera did not claim any amount of damage on the patent infringement throughout the litigation which started in 2006; and

(2)	Both parties were still negotiating possibilities for resolution and the parties had not come to terms on which of the various possibilities discussed would be workable as of April 25, 2013.

*        *        *

In connection with the response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886 (4) 2534-1525.

Sincerely,

/s/ Eva Chen

Eva Chen
Chief Financial Officer